Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Essential Properties Realty Trust, Inc. and Essential Properties, L.P. for the registration of common stock, preferred stock, debt securities, depositary shares, warrants, rights, units and guarantees of debt securities and to the incorporation by reference therein of our reports dated February 23, 2021, with respect to the consolidated financial statements of Essential Properties Realty Trust, Inc., and the effectiveness of internal control over financial reporting of Essential Properties Realty Trust, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

June 21, 2021